UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated August 13, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Edward Hu
	Name:	Edward Hu
	Title:	Chief Financial Officer

Date: August 17, 2015

Exhibit 99.1

WuXi PharmaTech Announces Second-Quarter 2015 Results

SHANGHAI, August 13, 2015 /PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (“WuXi”) (NYSE: WX), a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for the second quarter of 2015.

Second-Quarter 2015 Highlights

•	Net Revenues Increased 18.8% Year Over Year to $194.1 Million

•	Net Revenues for Laboratory Services Grew 17.9% Year Over Year to $123.5 Million

•	Net Revenues for Small-Molecule Manufacturing Services Increased 10.0% Year Over Year to $45.9 Million

•	Net Revenues for Biologics Services Grew 48.4% Year Over Year to $18.3 Million

•	Net Revenues for New Businesses and Other Grew 42.8% Year Over Year to $6.4 Million

•	GAAP Diluted Earnings Per ADS Declined 35.9% Year Over Year to $0.26

•	Non-GAAP Diluted Earnings Per ADS Decreased 21.6% Year Over Year to $0.38

•	Company Reconfirms Full-Year 2015 Revenue Guidance of $790-$800 Million, Withdraws Full-Year 2015 Diluted EPS Guidance Due to Uncertainties Regarding Currency Exchange-Rate Volatility and Costs Associated with Several Transactions Under Consideration

Management Comment

“WuXi had excellent year-over-year revenue growth of 18.8% in the second quarter, meeting the company’s expectations,” said Dr. Ge Li, Chairman and CEO. “That revenue growth was again broad-based, with double-digit growth from each of the four segments of the business. Revenue growth in our small-molecule manufacturing businesses was slightly lower than expected due to the timing of product deliveries, but this is not expected to impact the full-year performance of this business. The revenue performance of our biologics business exceeded expectations. This overall performance gives us confidence to reconfirm our full-year 2015 revenue guidance of $790-$800 million.

“The quarter was also characterized by significant year-over-year declines in margins and diluted EPS because of sharply increased levels of investment in new businesses,” Dr. Li continued. “WuXi today is two groups of businesses—strong core businesses, and promising, but very challenging, new businesses. Our core businesses are performing well, generating solid revenue and operating income growth. But we also see many compelling investment opportunities in new businesses, such as in genomics / bioinformatics, e-commerce, and China healthcare initiatives, opportunities that we are choosing to seize during this period of strength to drive longterm growth. To date, these new businesses are developing more slowly than we had anticipated.

“As many of you know, the RMB depreciated significantly versus the US dollar earlier this week, and this depreciation could result in significant mark-to-market losses and realized losses on foreign-exchange forward contracts in the third quarter and full year,” Dr. Li concluded. “In addition, WuXi is considering several transactions that in comparison to historical results could further reduce margins and diluted EPS in full-year 2015 and beyond. Therefore, because of uncertainties regarding these circumstances, we are withdrawing our GAAP and non-GAAP diluted EPS financial guidance for full-year 2015.”

Second-Quarter 2015 GAAP Results

Second-quarter 2015 net revenues increased 18.8% year over year to $194.1 million. Laboratory Services revenue grew 17.9%, driven by our comprehensive and integrated drug discovery and development services. Revenue growth of 10.0% in Small-Molecule Manufacturing Services resulted from strong demand in both research manufacturing and commercial manufacturing, slightly reduced by the timing of deliveries of specific projects. Biologics Services revenue increased 48.4% from strong growth in both development and manufacturing. Revenue growth of 42.8% in New Businesses and Other related mainly to the significant revenue increase of clinical site management services in China, offset by slower than expected growth in the genomics / bioinformatics business.

Second-quarter 2015 GAAP gross profit increased 8.4% year over year to $66.7 million due to 18.8% revenue growth, partially offset by increased labor costs in China and investments in new businesses. Gross margin decreased year over year to 34.4% from 37.7%. Gross margin in Laboratory Services decreased year over year to 37.0% from 40.9% due to increased labor costs in China and investments in new businesses. Gross margin in Small-Molecule Manufacturing Services increased year over year to 36.6% from 31.8% because of changes in business mix and higher capacity utilization. The decrease in gross margin in Biologics Services year over year to 25.0% from 34.5% was caused by investments in biomanufacturing, which is in an early stage of its revenue ramp-up. Gross margin in New Businesses and Other decreased year over year to (5.8%) from 25.3% mainly as a result of investments in genomics and bioinformatics.

Second-quarter 2015 GAAP operating income decreased 39.1% year over year to $17.1 million mainly due to investments in new businesses, including increased selling and marketing, general and administrative, and research and development expenses and transaction expenses related to the proposed privatization, partially offset by the 8.4% increase in gross profit. Operating margin declined to 8.8% from 17.1% due to these increased operating expenses.

Second-quarter 2015 GAAP net income decreased 33.7% year over year to $19.4 million mainly due to the 39.1% year-over-year decrease in operating income, an adverse change in realized gains on settled foreign-exchange forward contracts (gains of $0.2 million in the second quarter of 2015 compared to gains of $1.6 million in the second quarter of 2014), larger equity-method investment losses from our joint ventures with PRA and MedImmune and other equity-method investments, losses of $1.2 million from writing off an investment in a portfolio company by our venture fund and lower gains on the sale of investments by the corporate venture fund (gains of $1.1 million in the second quarter of 2015 compared to gains of $2.2 million in the second quarter of 2014), and higher interest expense due to higher loan balances needed to support increased investment, partially offset by a favorable change of $5.8 million in mark-to-market gains and losses on foreign-exchange forward contracts (gains of $3.3 million in the second quarter of 2015 compared to losses of $2.5 million in the second quarter of 2014).

Second-quarter 2015 GAAP net income attributable to WuXi shareholders decreased 35.7% year over year to $18.9 million mainly due to the 33.7% year-over-year decrease in net income and net income attributable to non-controlling interests of $0.6 million in 2015.

Second-quarter 2015 GAAP diluted earnings per ADS attributable to WuXi shareholders decreased 35.9% year over year to $0.26 due to the 35.7% decrease in net income attributable to WuXi shareholders and a higher number of outstanding ADSs as a result of share issuances relating to the XenoBiotic Laboratories acquisition and vesting of restricted stock units, partially offset by the impact of share purchases in 2014. Second-quarter 2015 GAAP comprehensive income attributable to WuXi shareholders decreased 21.2% year over year to $19.0 million mainly due to the 35.7% decrease in net income and an unfavorable change in unrealized losses on available-for-sale securities, partially offset by favorable changes in currency translation adjustments and cash flow hedges.

Second-Quarter 2015 Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact.

Second-quarter 2015 non-GAAP gross profit increased 11.6% year over year to $70.5 million due to 18.8% revenue growth, offset by increased labor costs in China and investments in new businesses. Non-GAAP gross margin decreased year over year to 36.3% from 38.7% for the same reasons.

Second-quarter 2015 non-GAAP operating income decreased 22.3% year over year to $26.4 million due to investments in new businesses, including increased selling and marketing, general and administrative, and research and development expenses and transaction expenses related to the proposed privatization, partially offset by the 11.6% increase in non-GAAP gross profit. Non-GAAP operating margin decreased to 13.6% from 20.8% due to higher operating expenses.

Second-quarter 2015 non-GAAP net income decreased 19.4% year over year to $28.4 million mainly due to the 22.3% year-over-year decrease in operating income, an adverse change in realized gains on settled foreign-exchange forward contracts (gains of $0.2 million in the second quarter of 2015 compared to gains of $1.6 million in the second quarter of 2014), larger equity-method investment losses from our joint ventures with PRA and MedImmune and other equity-method investments, losses of $1.2 million from writing off an investment in a portfolio company by our venture fund and lower gains on the sale of investments by the corporate venture fund (gains of $1.1 million in the second quarter of 2015 compared to gains of $2.2 million in the second quarter of 2014), and higher interest expense due to higher loan balances needed to support higher investment, partially offset by a favorable change of $5.8 million in mark-to-market gains and losses on foreign-exchange forward contracts (gains of $3.3 million in the second quarter of 2015 compared to losses of $2.5 million in the second quarter of 2014).

Second-quarter 2015 non-GAAP net income attributable to WuXi shareholders decreased 21.3% year over year to $27.7 million mainly due to the 19.4% year-over-year decrease in net income and net income attributable to noncontrolling interests of $0.6 million in 2015.

Second-quarter 2015 non-GAAP diluted earnings per ADS attributable to WuXi shareholders decreased 21.6% year over year to $0.38 due to the 21.3% decrease in net income attributable to WuXi shareholders and a higher number of outstanding ADSs as a result of share issuances relating to the XenoBiotic Laboratories acquisition and vesting of restricted stock units, partially offset by the impact of share purchases in 2014.

Full-Year 2015 Financial Guidance

WuXi PharmaTech reconfirms full-year 2015 revenue guidance of $790-$800 million. The company withdraws its full-year 2015 guidance for GAAP and non-GAAP diluted EPS because of uncertainties regarding currency exchange-rate volatility and potential significant costs associated with several transactions under consideration. The rapid depreciation of the RMB against the U.S. dollar could result in significant mark-to-market losses and realized losses on foreign-exchange forward contracts.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share and par value data)

	June 30, 2015	December 31, 2014
Assets:
Current assets:
Cash and cash equivalents	253,530	211,456
Restricted cash	710	793
Short-term investments	204,651	223,533
Accounts receivable, net	179,014	162,942
Amounts due from related parties	6,855	4,397
Inventories	61,405	48,546
Prepaid expenses and other current assets	37,724	31,990

Total current assets	743,889	683,657

Non-current assets:
Goodwill *	89,780	53,619
Property, plant and equipment, net	395,562	351,688
Long-term investments	103,299	49,037
Intangible assets, net *	51,489	23,020
Land use rights	13,975	14,120
Deferred tax assets	2,158	1,417
Other non-current assets	5,827	5,068

Total non-current assets	662,090	497,969

Total assets	1,405,979	1,181,626

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	112,407	199,719
Accounts payable	67,904	58,466
Amounts due to related parties	419	275
Accrued expenses	44,484	43,454
Deferred revenue	30,804	27,669
Advanced subsidies	12,322	12,106
Other taxes payable	6,051	2,299
Other current liabilities	24,037	29,787

Total current liabilities	298,428	373,775

Non-current liabilities:
Long-term debt, excluding current portion	228,867	13,987
Advanced subsidies	3,057	2,286
Other non-current liabilities *	23,192	13,724

Total non-current liabilities	255,116	29,997

Total liabilities	553,544	403,772

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 567,444,208 and 561,159,373 issued and outstanding as of June 30, 2015 and December 31, 2014, respectively)	11,349	11,223
Additional paid-in capital	326,642	295,308
Retained earnings	451,985	415,329
Accumulated other comprehensive income	54,371	55,994

Equity attributable to shareholders of WuXi	844,347	777,854

Non-controlling interests	8,088	—

Total shareholders’ equity	852,435	777,854

Total liabilities and equity	1,405,979	1,181,626

*	A preliminary allocation of the purchase price of NextCODE Health, LLC., to the assets acquired and liabilities assumed was made based on available information and incorporating management’s current estimates. The Company is currently finalizing the valuation of the assets acquired and liabilities assumed. The final allocation of the purchase price may differ from this preliminary allocation.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2015	2014	% Change	2015	2014	% Change
Net revenues:
Laboratory services	123,467	104,765	17.9%	237,753	199,528	19.2%
Small-molecule manufacturing services	45,893	41,720	10.0%	91,442	81,410	12.3%
Biologics services	18,347	12,365	48.4%	32,760	20,618	58.9%
New businesses and other	6,431	4,504	42.8%	12,227	8,515	43.6%

Total net revenues	194,138	163,354	18.8%	374,182	310,071	20.7%

Cost of revenues:
Laboratory services	(77,780)	(61,893)	25.7%	(148,401)	(118,802)	24.9%
Small-molecule manufacturing services	(29,095)	(28,458)	2.2%	(57,853)	(55,125)	4.9%
Biologics services	(13,756)	(8,102)	69.8%	(26,105)	(14,718)	77.4%
New businesses and other	(6,804)	(3,363)	102.3%	(12,307)	(6,261)	96.6%

Total cost of revenues	(127,435)	(101,816)	25.2%	(244,666)	(194,906)	25.5%

Gross profit:
Laboratory services	45,687	42,872	6.6%	89,352	80,726	10.7%
Small-molecule manufacturing services	16,798	13,262	26.7%	33,589	26,285	27.8%
Biologics services	4,591	4,263	7.7%	6,655	5,900	12.8%
New businesses and other	(373)	1,141	NA	(80)	2,254	NA

Total gross profit	66,703	61,538	8.4%	129,516	115,165	12.5%

Operating expenses:
Selling and marketing expenses	(7,052)	(5,042)	39.9%	(13,688)	(9,542)	43.5%
General and administrative expenses	(34,910)	(23,662)	47.5%	(67,730)	(45,000)	50.5%
Research and development expenses	(7,686)	(4,831)	59.1%	(14,052)	(9,209)	52.6%

Total operating expenses	(49,648)	(33,535)	48.0%	(95,470)	(63,751)	49.8%

Operating income	17,055	28,003	(39.1%)	34,046	51,414	(33.8%)

Other income (expenses), net:
Loss from equity-method investments	(1,734)	(810)	114.1%	(3,316)	(1,643)	101.8%
Other income (expenses), net	4,600	4,620	(0.4%)	8,435	(820)	NA
Interest income (expenses), net	2,950	4,198	(29.7%)	5,736	8,749	(34.4%)

Total other income (expenses), net	5,816	8,008	(27.4%)	10,855	6,286	72.7%

Income before income taxes	22,871	36,011	(36.5%)	44,901	57,700	(22.2%)
Income tax expense	(3,422)	(6,675)	(48.7%)	(7,668)	(10,542)	(27.3%)

Net income	19,449	29,336	(33.7%)	37,233	47,158	(21.0%)
Less: Net income attributable to non-controlling interests	(577)	—	NA	(577)	—	NA

Net income attributable to WuXi shareholders	18,872	29,336	(35.7%)	36,656	47,158	(22.3%)

Other comprehensive income:
Currency translation adjustments	(275)	(5,324)	(94.8%)	(747)	(11,158)	(93.3%)
Unrealized gains (losses) on available-for-sale securities	(1,357)	115	NA	(2,749)	(75)	*
Cash flow hedges, net of tax	1,806	—	NA	1,874	—	NA

Other comprehensive income (loss)	174	(5,209)	NA	(1,622)	(11,233)	(85.6%)
Less: Other comprehensive income attributable to non-controlling interests	(5)	—	NA	(5)	—	NA

Other comprehensive income (loss) att. to WuXi shareholders	169	(5,209)	NA	(1,627)	(11,233)	(85.5%)

Comprehensive income att. to WuXi shareholders	19,041	24,127	(21.2%)	35,029	35,925	(2.5%)

Basic net earnings per ADS att. to WuXi shareholders	0.27	0.42	(35.9%)	0.52	0.66	(21.7%)
Diluted net earnings per ADS att. to WuXi shareholders	0.26	0.41	(35.9%)	0.51	0.65	(21.7%)

Weighted average ADS outstanding—basic	70,891,036	70,671,831	0.3%	70,611,042	71,149,836	(0.8%)
Weighted average ADS outstanding—diluted	72,376,462	72,073,199	0.4%	72,182,247	72,735,360	(0.8%)

*	> 1,000%

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2015	2014	% Change	2015	2014	% Change

GAAP gross profit	66,703	61,538	8.4%	129,516	115,165	12.5%
GAAP gross margin	34.4%	37.7%		34.6%	37.1%
Adjustments:
Share-based compensation	2,617	1,621	61.4%	4,201	2,687	56.3%
Amortization of acquired intangible assets	1,208	48	*	2,606	97	*

Non-GAAP gross profit	70,528	63,207	11.6%	136,323	117,949	15.6%
Non-GAAP gross margin	36.3%	38.7%		36.4%	38.0%

GAAP operating income	17,055	28,003	(39.1%)	34,046	51,414	(33.8%)
GAAP operating margin	8.8%	17.1%		9.1%	16.6%
Adjustments:
Share-based compensation	8,103	5,873	38.0%	14,987	10,286	45.7%
Amortization of acquired intangible assets	1,208	48	*	2,606	97	*

Non-GAAP operating income	26,366	33,924	(22.3%)	51,639	61,797	(16.4%)
Non-GAAP operating margin	13.6%	20.8%		13.8%	19.9%

GAAP net income	19,449	29,336	(33.7%)	37,233	47,158	(21.0%)
GAAP net margin	10.0%	18.0%		10.0%	15.2%
Adjustments:
Share-based compensation	8,103	5,873	38.0%	14,987	10,286	45.7%
Amortization of acquired intangible assets	1,208	48	*	2,606	97	*
Deferred tax impact related to acquired intangible assets	(369)	(16)	*	(815)	(33)	*

Non-GAAP net income	28,391	35,241	(19.4%)	54,011	57,508	(6.1%)
Non-GAAP net margin	14.6%	21.6%		14.4%	18.5%

Less: Net income attributable to non-controlling interests	(651)	—	NA	(651)	—	NA

Net Income attributable to WuXi shareholders of ADS (Non-GAAP):
Basic	27,740	35,241	(21.3%)	53,360	57,508	(7.2%)
Diluted	27,740	35,241	(21.3%)	53,360	57,508	(7.2%)

Basic earnings per ADS (Non-GAAP) attributable to WuXi shareholders	0.39	0.50	(21.5%)	0.76	0.81	(6.5%)
Diluted earnings per ADS (Non-GAAP) attributable to WuXi shareholders	0.38	0.49	(21.6%)	0.74	0.79	(6.5%)

Weighted average ADS outstanding – basic (Non-GAAP)	70,891,036	70,671,831	0.3%	70,611,042	71,149,836	(0.8%)
Weighted average ADS outstanding – diluted (Non-GAAP)	72,376,462	72,073,199	0.4%	72,182,247	72,735,360	(0.8%)

*	> 1,000%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 8:00 pm (Beijing/Shanghai/Hong Kong) on August 14, 2015, to discuss its second-quarter 2015 financial results and future prospects. The conference call may be accessed by calling:

China	4001 200 539
Hong Kong	800 905 927
Singapore	800 616 3222
United Kingdom	0800 015 9725
United States	1855 298 3404
United States—New York (toll)	+1 631 5142 526
Other countries (toll)	+65 6823 2299
Conference ID	2278500

A telephone replay will be available two hours after the call’s completion at:

China	4001 842 240
Hong Kong	800 966 697
Singapore	800 616 2127
United Kingdom	0800 169 7301
United States	1866 846 0868
Conference ID	2278500

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of services throughout the drug and medical device R&D process. WuXi is also building a platform to provide clinical diagnostic services directly to physicians and their patients globally. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Examples of forward-looking statements in this press release include statements about expected full-year 2015 revenues, costs associated with several transactions under consideration and the related negative impact on gross margins and earnings per share (EPS), expected drivers of our future growth, and our planned investments in small-molecule manufacturing, biologics, new businesses and other areas and expected market opportunities and trends and related benefits of those investments. Although we believe that our predictions are reasonable, future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. Our forward-looking statements are subject to risks relating to, among other things, our ability to control our costs and sustain revenue growth, to realize the anticipated benefits of our investments, to protect our clients’ intellectual property, to compete effectively, and to complete the expansion of our small-molecule manufacturing facilities in Changzhou and other manufacturing facilities and potential co-development and acquisition activities. Additional information about these and other relevant risks can be found in our Annual Report on Form 20-F for the year ended December 31, 2014. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

Use of Non-GAAP Financial Measures

We have provided the second-quarter 2014 and 2015 gross profit, gross margin, operating income, operating margin, net income, net margin, and diluted earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses and the amortization and deferred tax impact of acquired intangible assets. The non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and we believe that management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. We expect to continue to provide such non-GAAP financial measures on a quarterly basis using a consistent method. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Statement Regarding Unaudited Financial Information

The financial information in this press release is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the year-end audit, which could result in significant differences from this unaudited financial information.

For more information, please contact:

Ronald Aldridge (for investors)

LaVoieHealthScience

Tel: +1-617-374-8800 x 109

Email: ron_aldridge@wuxiapptec.com

raldridge@lavoiehealthscience.com

Aaron Shi (for the media)

Director of Corporate Communications

Tel: +86-21-5046-4362

Email: aaron_shi@wuxiapptec.com